Exhibit 99.1

Haisla Nation Partners with Pembina Pipeline Corporation in Proposed Cedar LNG Project

Pembina joins the Haisla Nation in advancing Indigenous participation of Canadian energy development to pursue an LNG project that will extend global market access and drive economic growth

CALGARY, AB, June 8, 2021 /CNW/ - The Haisla Nation and Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) are pleased to announce a partnership agreement whereby Pembina will become the Haisla Nation's partner in the development of the proposed Cedar LNG Project ("Cedar LNG" or the "Project"). The Project is strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing liquefied natural gas ("LNG") infrastructure to produce industry-leading low–carbon, low-cost Canadian LNG for overseas markets. Cedar LNG will be the largest First Nation-owned infrastructure project in Canada and will have one of the cleanest environmental profiles in the world.

"It was important for us to find a partner with the same values of environmental protection and community-centered development," said Crystal Smith, Haisla Nation, Chief Councillor. "Pembina's long history of safe, reliable operations, and engagement with local communities made them the distinct choice for Cedar LNG. With a strong partnership, Cedar LNG will bring tremendous economic opportunities and benefits ensuring the Haisla people have control of our own future."

"This partnership is the result of meaningful collaboration with the Haisla Nation to deliver responsibly-developed, world-class energy," said Stu Taylor, Pembina's Senior Vice President, Marketing and New Ventures & Corporate Development Officer. "We believe that environmental stewardship, Indigenous prosperity and inclusion, and mutual economic benefit are the cornerstones of future energy infrastructure development in Canada, and we are honoured to have the opportunity to work with the Haisla Nation to produce Canadian LNG."

Pembina's President and Chief Executive Officer, Mick Dilger, added, "We have worked with the Haisla Nation on and off for over a decade with three different Haisla Nation leaders, maintaining a positive relationship throughout that time. I am simply delighted that this long-term relationship has led us to this tremendous opportunity to finally partner with the Haisla Nation. At Pembina, our goal is to leave communities in a better situation than we find them, which is what we have recently done in Prince Rupert, and what we will do here. This Project will bring a second product to global markets, consistent with our stated strategy, with more to come."

Cedar LNG Project Overview

Cedar LNG is a proposed floating LNG facility in Kitimat, British Columbia, Canada, within the traditional territory of the Haisla Nation. The Project is located on Haisla Nation-owned land in the Douglas Channel, one of the principal shipping routes on the British Columbia coast. The Project will create jobs, contracting and other economic opportunities for the Haisla people, the local community and Indigenous Nations, and the region. Up to 500 people will be working at the Cedar LNG site at the peak of construction and approximately 100 people will be working at the facility full-time once operational.

The Project will have one of the cleanest environmental profiles in the world. Cedar LNG's floating design offers significantly less environmental impact on the Douglas Channel coastline and the facility will be interconnected to the existing BC Hydro transmission system, utilizing renewable electricity to make Cedar LNG one of the lowest emissions intensity LNG facilities globally.

The Project will have a liquefaction capacity of approximately three million tonnes per annum of LNG and will source natural gas from the prolific Montney resource play in northeast British Columbia. Cedar LNG has secured a long-term transportation agreement on the Coastal GasLink pipeline for 400 million cubic feet per day of firm capacity. Natural gas will be delivered to the Project site through an approximately eight-kilometre-long pipeline that connects to the Coastal GasLink pipeline.

Liquefaction of natural gas will occur on a floating LNG facility, which will be moored in the Douglas Channel. One of the many advantages of Cedar LNG is that the floating facility will be modularized and constructed at an existing shipyard in Asia, which will lower the capital cost and construction risk of the liquefaction facility, reduce the Project's footprint, and minimize the disruption to the local community during the construction period. The technical concept for Cedar LNG is based on a proven, simplified design utilized in other floating liquefaction projects, enabling lump-sum turnkey contracting for the majority of the Project's costs. As a result, Cedar LNG represents among the lowest cost LNG value chains for delivery into the Asian market.

Cedar LNG will largely target the Asia-Pacific market to maximize the Project's geographic shipping advantage compared to U.S. Gulf Coast LNG projects, which are subject to the high costs and risks of transiting the Panama Canal. Cedar LNG's low-cost value chain, combined with its low emissions intensity, positions the Project favorably to deliver to Asian countries with large energy needs and aggressive emissions reduction targets. The Project provides a connection for Western Canadian Sedimentary Basin natural gas to international markets and will contribute to the displacement of coal as an energy source in Asia.

The estimated gross project cost of Cedar LNG is US$2.4 billion, or approximately $3.0 billion in Canadian dollars based on an exchange rate of 1.25 Canadian dollars per U.S. dollar. Cedar LNG will leverage Pembina's existing LNG off-taker relationships to secure long-term, tolling-based offtake arrangements with LNG buyers. Returns are expected to be similar to other large-scale capital projects undertaken by Pembina.

Cedar LNG has completed initial work that has allowed regulatory and engineering work streams to be well advanced for a project at this stage. The Project has secured its LNG export license from the Canada Energy Regulator and is undergoing environmental assessments by the provincial and federal governments.

Cedar LNG expects to make a final investment decision ("FID") in 2023. Subject to additional factors, including regulatory and environmental approvals, the expected in-service date for the Project is planned for 2027.

More information on Cedar LNG can be found at www.cedarlng.com.

Partnership Agreement

Under the agreement, Pembina will acquire the equity interests in Cedar LNG currently owned by PTE Cedar LP and Delfin Midstream Inc., with a resulting approximate ownership of 50 percent each between the Haisla Nation and Pembina. Further, Pembina will assume operatorship of the Project going forward and has assembled accordingly a world-class floating LNG team.

Pembina expects to invest approximately US$90 million in Cedar LNG over the next 24 months, prior to an FID, which includes costs to acquire its interest in the partnership as well as pre-FID development costs.

About Haisla First Nation

The Xa'is'la or Haisla meaning "dwellers downriver" have occupied their traditional territories in Northwestern British Columbia for more than 9,000 years. The Cedar LNG Project is a key element of the Haisla Nation's economic and social development strategy and will further advance reconciliation by allowing the Haisla Nation to—for the first time ever—directly own and participate in a major industrial development in its territory. As a project led by the Haisla Nation and its partners, the Cedar LNG Project represents a new era of Canadian LNG: one where Indigenous and industry partnership—and world-leading social and environmental accountability—combine with market demand to create long-term prosperity for the Haisla Nation, the region and Canada.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "will", "strategy", "create", "proposed", "planned", "represent", "expect", "commit" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Cedar LNG, including its expected economic and community benefits, the number of people excepted to be employed as part of Cedar LNG, its environmental profile and benefits, interconnection points and pipeline access, liquefication capacity, sources of natural gas, targeted markets, expected in-service date, budget projections, the timing of investments decisions, and expected capital expenditures and the timing thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the availability of capital to fund future capital requirements relating to Cedar LNG; geotechnical and integrity costs; that the Project will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; and prevailing regulatory, tax and environmental laws and regulations.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has or may enter into in respect of its business, including Cedar LNG; actions by governmental or regulatory authorities, including changes in tax laws and treatment, climate change initiatives or policies or increased environmental regulation; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; ability to access various sources of debt and equity capital; changes in credit ratings; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

View original content:http://www.prnewswire.com/news-releases/haisla-nation-partners-with-pembina-pipeline-corporation-in-proposed-cedar-lng-project-301307510.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2021/08/c3693.html

%CIK: 0001546066

For further information: Haisla First Nation: Media Relations: coor@haisla.ca; Pembina: Investor Relations: (403) 231-3156 │1-855-880-7404 (toll-free), investor-relations@pembina.com; Media Relations: (403) 691-7601 │ 1-844-775-6397 (toll-free), media@pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 08-JUN-21